2/9/06 S.S

A.S 2/9/06



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 25, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. A. Davidson + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls	Montana	59401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell L. Block (406) 727-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 North 31st Street	Billings	Montana	59101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/10/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom S. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $649,195, credist $724,115)

Signature

CFO
Title

Notary Public

NOTARY PUBLIC for the State of Montana
Residing at Great Falls, Montana
My Commission Expires December 15, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
NOV 30 2005
WASH. D.C.
192
SECTION

D.A. DAVIDSON & CO.

Statements of Financial Condition

Assets	September 30, 2005	September 24, 2004
Cash and cash equivalents	$ 25,415,306	11,830,303
Receivables:		
Customers, net	88,739,852	100,664,901
Brokers, dealers and clearing organizations	10,560,065	15,329,401
Related parties	1,236,511	991,243
Other	7,422,014	3,049,414
	107,958,442	120,034,959
Securities at market or estimated market value:		
Municipal bonds	11,723,029	7,187,857
U.S. Government obligations	3,045,984	3,082,245
Corporate bonds	1,745,269	428,326
Common and preferred stock	844,398	15,825,030
Options	—	18,619,660
	17,358,680	45,143,118
Exchange memberships at cost (estimated fair market value $52,000 in 2005 and $22,500 in 2004)	15,750	70,750
Equipment and leasehold improvements (less accumulated depreciation and amortization of $13,744,063 in 2005 and $12,851,033 in 2004)	7,245,499	6,598,071
Cash surrender value - life insurance	706,487	732,443
Notes receivable, net	7,923,693	4,725,958
Goodwill, net	2,395,337	2,395,337
Other intangible assets, net	187,500	—
Other assets	10,277,627	5,615,480
Deferred tax asset	6,625,321	6,604,573
	35,377,214	26,742,612
	$ 186,109,642	203,750,992
Liabilities and Shareholder's Equity		
Liabilities:		
Checks in advance of deposits	$ 5,595,121	5,221,490
Payables:		
Brokers, dealers and clearing organizations	1,627,259	6,835,002
Customers' special free credits	52,357,172	39,768,656
Customers' other credits	950,463	5,448,164
Related parties	3,031,130	1,983,285
Market value of securities sold, but not yet purchased	952,422	38,958,520
Income taxes	1,218,721	1,151,260
Accrued payroll and profit sharing	36,782,262	26,608,574
Other payables and accrued liabilities	4,018,342	4,504,900
Total liabilities	106,532,892	130,479,851
Commitments and contingencies		
Shareholder's equity:		
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	12,447,360	11,725,933
Retained earnings	67,129,290	61,545,108
Total shareholder's equity	79,576,750	73,271,141
	$ 186,109,642	203,750,992

See accompanying notes to the financial statements.



KPMG LLP
P.O. Box 7108
Billings, MT 59103

1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101

To the Board of Directors and Shareholder
D.A. Davidson & Co.:

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 30, 2005 and September 24, 2004 and the related statements of income, shareholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2005 and September 24, 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 25, 2005